SCHEDULE 13G/A


Amendment No. 5
REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number 761624105
Filing Fee:  None



CUSIP No. 761624105
Item 1:   Reporting Person - Stuart Rose (SS# ###-##-####)
Item 4:   United States of America
Item 5:   2,128,749
Item 6:   None
Item 7:   2,128,749
Item 8:   None
Item 9:   2,128,749
Item 11:  23.0%
Item 12:  IN


Item 4    Ownership

     The following information concerning ownership of Common
Stock is given as of December 31, 1996:

     (a)  Amount Beneficially Owned

          2,128,749 shares of Common Stock, 618,193 of which represent the right to acquire shares within 60 days.

     (b)  Percent of Class

          23.0%

     (c)  Number of Shares to which Reporting Person has:

         (i)  Sole power to vote or to direct the vote:

              2,128,749 shares of Common Stock

        (ii)  Shared power to vote or to direct the vote:

              None

       (iii) Sole power to dispose or to direct the disposition of:

              2,128,749 shares of Common Stock

        (iv) Shared power to dispose or to direct the disposition of:

              None


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997

Stuart A. Rose

Stuart A. Rose